UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

EMERGING FUELS TECHNOLOGY, INC.

(Exact name of issuer as specified in its charter)

Oklahoma	27-3842479
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

918-286-6802

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the Company’s Offering Circular dated September 19, 2022 and elsewhere in this Report.

Overview

Emerging Fuels Technology Inc. is an energy technology company with a headquarters, research and development, and lab operating facility located in Tulsa, Oklahoma. The Company has a growing patent portfolio with historic operating revenue from laboratory and engineering services, contract research, technology license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to profitably turn waste sources of carbon into drop-in compatible fuels and chemicals that greatly reduce Green House Gases (“GHG”) emissions.

There are multiple paths for producing renewable fuels and chemicals with the Company’s technology. Generally, this conversion takes three steps. Step one is conversion of renewable feedstocks into synthesis gas comprising Carbon Monoxide (CO) and Hydrogen (H2) which is sourced from multiple technology providers in the market. For steps two and three, the Company has developed technology which includes Fischer Tropsch synthesis to make synthetic crude oil and upgrading of the synthetic crude into finished renewable fuels products. This technology has taken years to develop, perfect and position for commercialization and the Company is one of a handful of companies with commercially viable technology.

The Company has developed two new configurations of its technology that significantly expands its commercial opportunities. These configurations are: (1) BioGTL, a small (typically 58 -75 Barrels per Day (“BPD”)) plant that produces renewable diesel or jet fuel from biogas feedstocks and (2) FlareBuster, a 500 BPD plant designed for conversion of flared natural gas feed into alternative transportation fuels which greatly reduces GHG emissions when compared to flaring. The Company believes that since both configurations are highly integrated and modular, the capex is reduced and because of the size, the installation schedule is shorter, compared to projects based on solid renewable feedstocks. The FlareBuster can also be configured to make higher value products like solvents and lubricants from flared, stranded or otherwise compromised natural gas. These products align with the world’s green energy initiatives by significantly reducing GHG emissions.

Currently our licensing business includes clients with commercial licensed plants in start-up or under construction, and others are in detailed design and are positioning to be the technology provider for a growing number of renewable fuels projects. The Company believes that substantial growth is achievable by using its BioGTL and FlareBuster technology to build, own and operate renewable fuels and chemical plants, solely or in partnership with others. The Company is raising funds to implement a business plan to expand our renewable/alternative fuels business.

Historically our operating results are most influenced by our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can also drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. For instance, revenue for licensing, which includes catalyst income, was $0 for the first six months of 2022 compared to $993,000 for licensing and catalyst income from four clients during the year ended December 31, 2021 and $52,368 for licensing and catalyst income from one client in during the year ended December 31, 2020.

2

Critical Accounting Policies and Estimates

The Management Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. We base our estimates and assumptions on historical experiences and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an ongoing basis. Actual results may differ from previously estimated amounts due to different assumptions or conditions. The following critical accounting policies which involve significant judgements and estimates are used in the preparation of our financial statements:

Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst and revenue sharing marketing costs upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance or delivery obligations is deferred and revenue will be recognized when the obligations have been met.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. Management believes that these conditions exist and, as such, an allowance for doubtful accounts has been established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

3

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. This ASU requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset (ROU). Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The Company adopted ASU No. 2016-02 effective January 1, 2022 using the modified retrospective approach. The adoption of this guidance resulted in a $102,910 increase in total assets and liabilities as of January 1, 2022, as the Company recognized an operating lease ROU asset and a corresponding operating lease obligation.

4

Results of Operations

For the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

Revenue

The following table summarizes revenues and the percent change from the prior year:

	For the Six Months Ended June 30,
	2022	2021	% Change
Revenue
Lab and licensing	$37,000	$465,679	-92.1%
Engineering and technical	298,950	269,035	11.1%
Other	84,671	8,444	902.7%
Total revenue	$420,621	$743,158	-43.4%

Both 2022 and 2021 revenues were adversely impacted by the continued global pandemic when compared to the pre-pandemic prior years. Revenue declined 43.4% in 2022 compared to the comparable period in 2021 primarily due to lab and licensing declines. Revenue for licensing, which includes catalyst income, was $0 during 2022 and $289,000 for licensing and catalyst income from one client 2021. Lab services income declined 79.3% due to project delays and focus on projects to provide contracted technology demonstration sites for clients which will be recognized when delivered to clients in July 2022. Engineering revenues increased 11.1% in 2022 when compared to the prior year due primarily to increased engineering support for contract engineering projects during 2022 when compared to 2021. Other revenue increased $76,227 primarily due to $72,981 for Employee Retention Credits received in 2022 when compared with 2021.

Lab and Engineering Costs

The following table summarizes lab and engineering costs and the percent change from the prior year:

	For the Six Months Ended June 30,
	2022	2021	% Change
Lab and Engineering Costs
Payroll and benefits	$220,995	$219,577	0.6%
Subcontracted services	253,118	207,882	21.8%
Gas costs	68,086	83,196	-18.2%
Other	16,553	4,633	257.3%
Total lab and engineering	$558,751	$515,288	8.4%

Lab and engineering costs increased 8.4% when 2022 is compared with 2021. This increase is primarily associated with increased contract engineering projects during 2022 utilizing subcontracted services when compared to 2021.

5

Operating Expenses

The following table summarizes operating expenses and the percent change from the prior year:

	For the Six Months Ended June 30,
	2022	2021	% Change
Operating Expenses
Payroll and benefits	$315,147	$300,895	4.7%
Contract and professional services	193,381	213,127	-9.3%
Rent	36,554	35,260	3.7%
Utilities	24,954	21,344	16.9%
Depreciation and amortization	22,976	21,243	8.2%
Provision for bad debt	–	263,310
Loss on asset impairment	–	8,434
Other	38,612	30,425	26.9%
Total operating expenses	$631,625	$894,038	-29.4%

Operating expenses declined 29.4% in 2022 when compared to 2021. This decrease in operating expenses was primarily attributed to a 2021 provision for bad debt related to services provided to our licensee in Trinidad and Tobago. During the prior year, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The provision related to engineering revenues and included $115,200 in recovery of subcontracted cost charges. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Other operating expenses include a loss on asset impairment that was recognized in 2021 in the amount of $8,434 for remaining unamortized costs associated with an abandonment of a patent project.

Other Income (Expense)

The following table summarizes other income (expense) and the percent change from the prior year:

	For the Six Months Ended June 30,
	2022	2021	% Change
Other Income (Expense)
Interest income (expense), net	$(47,036)	$(1,383)	3301.0%
Total other Income (expense)	$(47,036)	$(1,383)	3301.0%

In response to the potential financial effects resulting from COVID-19 disruptions, the Company applied for loans through the Paycheck Protection Program (PPP) under the CARES Act. The Company received the loans in January 2021 for $172,600. The loan had included interest at a rate of 1% annually. The Company applied for forgiveness of the entire principal amount, plus accrued interest, with the SBA and the SBA granted forgiveness of $174,139 for the loan and all accrued interest in December 2021.

On September 3, 2020 the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. Borrowings under this loan bear interest at 3.75% per annum.

6

In August 2021, the Company issued $750,000 of convertible notes. Initially, the notes were due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum. In connection with this issuance, the Company issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance. When warrants are issued in connection with debt, GAAP requires the proceeds from the debt issuance to be allocated between the debt and the warrants based on their relative fair values and this resulted in $4,765 being allocated to the warrants, which was recorded as debt discount and will be amortized over the term of the convertible notes.

Interest income (expense), was a net interest expense of $47,036 in 2022 compared to a net interest expense of $1,383 in 2021.

Interest expense includes convertible debt interest of $37,192 and accretion of debt discounts of $2,382 in 2022 on $750,000 of convertible debt. Interest on the SBA’s Economic Injury Disaster Loan (EIDL) assistance program increased to $9,298 in 2022 compared to $2,789 in 2021 for interest on EIDL and PPP loans.

Interest income earned primarily from interest bearing deposit accounts was $1,836 in 2022 and $1,406 in 2021.

Liquidity and Capital Resources

At June 30, 2022, our principal sources of liquidity consisted of cash and cash equivalents of $862,276. This compares with June 30, 2021 cash and cash equivalents of $805,467 and accounts receivable of $60,093.

For the six months ended June 30, 2022, the decrease in cash of $379,458 was used primarily for $396,139 of operating activities partially offset by $24,142 in proceeds from issuance of non-voting stock.

The cash flows used in operating activities included a net operating loss of $816,792, net of $25,358 in non-cash charges for depreciation, amortization, and accretion of debt discount that resulted in a net use of funds of $791,434. Additionally, funds of $220,361 were used to acquire inventory materials and services associated with projects to provide contracted technology demonstration sites for clients. These uses of funds were partially offset from increases in deferred revenues from collection on customer contracts in advance of earnings of $602,175.

For the six months ended June 30, 2021, the slight increase in cash of $372 was attributed to $172,600 in proceeds from a PPP loan offset by funds used in operating activities of $156,414 and funds used for investing of $15,814 primarily for patent and trademarks.

In the prior year, the cash flows from operating activities used $156,414. This included a net operating loss of $667,551 offset by non-cash charges of $292,987 for bad debt, asset impairment, and depreciation, amortization charges resulting in a net use of funds of $374,564. This use of funds was offset by changes in operating assets and liabilities that provided $218,150 in cash. These changes included increased deferred revenues of $341,000, primarily attributed to proceeds from a license sales contract, offset by $193,512 of increased receivables during the six month period.

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021, and during the year ended December 31, 2021, proceeds from this offering were $21,233. An additional $24,142 of proceeds were received during the six months ended June 30, 2022. Our equity offering for non-voting shares was initially delayed to the final quarter of 2021 when poor market conditions contributed to slow market response for Regulation A offerings. Additionally, the complexity of the Company’s marketing message and the uniqueness of being the first renewable energy company to issue a Regulation A offering that was not a wind or solar business may have also contributed to slower acceptance. The Company expects to revise and renew marketing efforts for our offering later in 2022 when additional commercial transactions are finalized. The Company filed a post-qualification amendment to the offering statement on September 12, 2022 to extend the offering for another year; the amendment was qualified on September 19, 2022.

Historically our operating results and liquidity has been tied to our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. Previously, the Company’s most recent capital raise was $3.0 million and occurred in December 2015 and the Company has relied on operating results since that last capital transaction.

7

Although our audited financial statements for the years ended December 31, 2021 and December 31, 2020 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanied our financial statements for the years ended December 31, 2021 and December 31, 2020 contained a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Specifically, the Company has incurred a net loss for the year ended December 31, 2021, may incur additional losses in the future and has incurred cumulative operating losses since inception. Additionally, the Company has reported negative cash flow from operating activities for the year ended December 31, 2021. The operating losses and negative cash flow from operating activities continued during the six months ended June 30, 2022.

Management understands that the negative results are not sustainable. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) market acceptance and commercial viability of the Company’s technology; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices and the need for energy security; (ii) the Company has opened discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects.

In August 2022, $650,000 of the convertible notes were extended and now are due and payable in full on the second anniversary of the execution date in 2023 and bear interest at 10% per annum. In addition, $100,000 of the convertible notes elected to convert principal and interest into 220,000 shares of non-voting common stock shares.

Also in August 2022, the Company entered into agreements with a buyer and the bankruptcy trustee for the sale of EFT proprietary catalyst owned by a former shareholder and customer. The catalyst sales price is $4.2 million and after payments to suppliers of $850,000, the Company will share the remaining proceeds, equally with the bankruptcy trustee when the catalyst is delivered to the buyer. The Company anticipates that this transaction will provide cash in excess of $1.5 million before the end of 2022. However, the completion of the transaction is subject to a number of factors, including the timing of the final bankruptcy court approval and delivery of the catalyst.

The Company will continue to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering.

Based upon the Company’s current operating plan, management expects that cash at June 30, 2022, in combination with anticipated revenue and additional sources of funding such as the sale of the catalyst transaction described above, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Trend Information

Interest in renewable fuels has increased dramatically over the past year. Much of this increase can be attributed to higher oil prices and the need for energy security. The Company has opened discussions with several large companies seeking a strategic partnership to develop their resources. We are also seeing a higher level of inquiries from project developers seeking to license our technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. We expect this trend to continue for the foreseeable future. Our BioGTL plant design gives the Company another entry into the renewable fuels space. The increased interest in renewable fuels is also causing an increase in activity in our research lab associated with our licensee projects or potential licensee projects.

Item 2. Other information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

8

EMERGING FUELS TECHNOLOGY, INC.

FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

(Expressed in United States Dollar)

9

EMERGING FUELS TECHNOLOGY, INC.

Balance Sheets

June 30, 2022 (Unaudited) and December 31, 2021 (Audited)

	June 30,	December 31,
	2022	2021
ASSETS

Current Assets
Cash	$862,276	$1,241,735
Accounts receivable	6,047	33,745
Inventories	228,536	8,175
Prepaid expenses	23,383	66,295
Total current assets	1,120,242	1,349,949

Property and equipment, net	101,768	114,807
Intangible assets, net	204,761	207,237
Operating lease asset	70,516
Other assets	36,403	36,403

Total assets	$1,533,690	$1,708,397

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$46,742	$184,507
Accrued expenses	147,101	66,464
Operating lease liability	65,076
Deferred revenue	580,025	337,850
Convertible notes, net of discount	749,205	746,823
Total current liabilities	1,588,148	1,335,644

Deferred revenue	1,085,750	725,750
Noncurrent lease liability	5,440
Debt	500,000	500,000
Total liabilities	3,179,339	2,561,394

Commitments and Contingencies

Preferred stock, par value $.000001 per share, 20,000,000 authorized: 3,766,588 issued and outstanding in 2022 and 2021	3,000,000	3,000,000

Stockholders' equity (deficit)
Common stock, par value $.000001 per share, 110,000,000 authorized:30,073,029 issued and 27,352,941 outstanding in 2022 and 2021	32	32
Non-Voting stock, par value $.000001 per share, 110,000,000 authorized; 12,604 and 5,898 shares issued and outstanding in 2022 and 2021, respectively	–	–
Additional paid in capital	9,377,234	9,353,092
Treasury stock, at cost; 2,720,087 in 2021 and 2020	(10,000)	(10,000)
Accumulated deficit	(14,012,914)	(13,196,122)
Total stockholders' equity (deficit)	(4,645,648)	(3,852,998)

Total liabilities and stockholders' equity (deficit)	$1,533,690	$1,708,397

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	(Unaudited)
	June 30,	June 30,
	2022	2021
Revenue
Lab and licensing	$37,000	$465,679
Engineering and technical	298,950	269,035
Other	84,671	8,444
Total revenue	420,621	743,158

Lab and Engineering Costs
Payroll and benefits	220,995	219,577
Subcontracted services	253,118	207,882
Gas costs	68,086	83,196
Other	16,553	4,633
Total lab and engineering costs	558,751	515,288

Operating Expenses
Payroll and benefits	315,147	300,895
Contract and professional services	193,381	213,127
Rent	36,554	35,260
Utilities	24,954	21,344
Depreciation and amortization	22,976	21,243
Provision for bad debt	–	263,310
Loss on asset impairment	–	8,434
Other	38,612	30,425
Total operating expenses	631,625	894,038

Loss from operations	(769,756)	(666,168)

Other Income (Expense)
Interest income (expense), net	(47,036)	(1,383)
Total other Income (expense)	(47,036)	(1,383)

Net loss	$(816,792)	$(667,551)

Net loss per common share - basic & diluted	$(0.03)	$(0.02)
Weighted average number of common shares outstanding:
Basic & Diluted	27,361,963	27,352,941

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

Statements of Changes in Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2022 and 2021

		Non-Voting	Additional
	Common	Common	Paid-in	Treasury	Accumulated		Mezzanine
	Stock	Stock	Capital	Stock	Deficit	Total	Equity

Balances December 31, 2021	$32	$–	$9,353,092	$(10,000)	$(13,196,122)	$(3,852,998)	$3,000,000

Issuance of Non- Voting Stock			24,142			24,142

Net Loss for the Six Months Ended June 30, 2022	–	–	–	–	(816,792)	(816,792)	–

Balances June 30, 2022	$32	$–	$9,377,234	$(10,000)	$(14,012,914)	$(4,645,648)	$3,000,000

		Non-Voting	Additional
	Common	Common	Paid-in	Treasury	Accumulated		Mezzanine
	Stock	Stock	Capital	Stock	Deficit	Total	Equity

Balances December 31, 2020	$32	$–	$9,323,803	$(10,000)	$(11,887,407)	$(1,713,436)	$3,000,000

Net Loss for the Six Months Ended June 30, 2021					(667,551)	(667,551)	–

Balances June 30, 2021	$32	$–	$9,323,803	$(10,000)	$(12,554,958)	$(2,380,987)	$3,000,000

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	(Unaudited)
	June 30,	June 30,
	2022	2021
Cash Flows From Operating Activities
Net loss	$(816,792)	$(667,551)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for bad debt	–	263,310
Loss on asset impairment	–	8,434
Depreciation and amortization	22,976	21,243
Accretion of debt discount	2,382	–
Changes in operating assets and liabilities:
Accounts receivable	27,698	(193,512)
Inventory	(220,361)	(73,197)
Prepaid expenses	42,912	(42)
Accounts payable	(137,766)	135,726
Accrued expenses	80,637	8,175
Deferred revenues	602,175	341,000
Net cash used in operating activities	(396,139)	(156,414)

Cash Flows From Investing Activities
Purchase of property and equipment	(2,216)	(405)
Patent and trademark costs	(5,245)	(15,409)
Net cash used in investing activities	(7,461)	(15,814)

Cash Flows From Financing Activities
Proceeds from PPP loans	–	172,600
Proceeds from issuance of non-voting stock	24,142	–
Net cash used in financing activities	24,142	172,600

Increase (decrease) in cash	$(379,458)	$372

Cash and cash equivalents - beginning	$1,241,735	$805,095

Cash and cash equivalents - ending	$862,276	$805,467

Supplemental Disclosures:
Cash paid for operating lease	$32,658	$32,658
Cash paid for interest	$–	$–

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 1	Summary of Significant Accounting Policies

Nature of Business

Emerging Fuels Technology, Inc. (the Company) is a well-established energy technology company with a research and development facility in Tulsa, Oklahoma. The Company has a growing portfolio of 31 granted or pending patents and trademarks with historic revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to convert waste sourced of carbon into drop-in compatible fuels and chemicals that reduce greenhouse gas.

Liquidity and Future Operations

Although our audited financial statements for the years ended December 31, 2021 and December 31, 2020 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our financial statements for the years ended December 31, 2021 and December 31, 2020 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Specifically, the Company has incurred a net loss for its most recent fiscal year may incur additional losses in the future and has incurred cumulative operating losses since inception. Additionally, the Company reported negative cash flow from operating activities its most recent fiscal year. The operating losses and negative cash flow from operating activities continued during the six months ended June 30, 2022.

Management understands that the negative results are not sustainable. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) market acceptance and commercial viability of the Company’s technology; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices and the need for energy security; (ii) the Company has opened discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. Additionally, the Company continues to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering.

Based upon the Company’s current operating plan, management expects that cash at June 30, 2022, in combination with anticipated revenue and additional sources of funding, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

14

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 1	Summary of Significant Accounting Policies - Continued

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to cash. The Company also routinely assesses the financial strength of its customers and any associated accounts receivable credit risk exposure, and records a reserve if needed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. During the six months ended June 30, 2021, management determined that these conditions exist and, as such, an allowance for doubtful accounts was established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During the six months ended June 30, 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value. Inventories are comprised of gases used in our lab operations and materials and services purchased associated with projects to provide contracted technology demonstration sites for clients.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

15

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 1	Summary of Significant Accounting Policies - Continued

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Lab Equipment	7
Office Furniture and Equipment	5
Computers	3

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Leases

The Company determines if an arrangement is or contains a lease at inception. The Company records ROU assets and lease obligations for our finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the leases is not easily determinable, the Company elected to use the risk-free rate for the same period of time as the lease discount rate.

Lease term is defined as the non-cancelable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. For leases with an initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rent expense. Variable payments, short-term rentals and payments associated with non-lease components are expensed as incurred.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

16

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 1	Summary of Significant Accounting Policies - Continued

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Advertising

The Company expenses all advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and debt borrowings approximates fair value due to the nature and maturity of these instruments.

Earnings Per Share

Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. The computation of diluted earnings per share for the six months ended June 30, 2022 and 2021 excluded the impact of the assumed conversion of the Series A preferred stock and convertible notes, and the assumed exercise of warrants and stock options, because they would have been anti-dilutive. The earnings per share data presented in the statements of operations for the six months ended June 30, 2021 reflects the effect of the 10,000 to 1 stock split approved in July 2021 (see Note 8).

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. This ASU requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset (ROU). Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The Company adopted ASU No. 2016-02 effective January 1, 2022 using the modified retrospective approach. The adoption of this guidance resulted in a $102,910 increase in total assets and liabilities as of January 1, 2022, as the Company recognized an operating lease ROU asset and a corresponding operating lease obligation.

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and, (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted this guidance for the year ended December 31, 2021.

17

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 2	Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst, and revenue sharing marketing costs, upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is recorded as deferred revenue and revenue will be recognized when the obligations have been met.

Note 3	Property and Equipment

Property and equipment consisted of the following:

	June 30,	December 31,
	2022	2021

Lab Equipment	$775,658	$773,442
Office Equipment and Equipment	108,295	108,295
Computers	26,353	26,353
	910,307	908,091
Less: Accumulated Depreciation	(808,539)	(793,284)

Property and Equipment, Net	$101,768	$114,807

Depreciation expense amounted to $15,255 and $14,836 for the six months ended June 30, 2022 and 2021 respectively.

18

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 4	Intangible Assets

Intangible assets consisted of the following:

	June 30,	December 31,
	2022	2021

Patents and Trademarks	$270,607	$265,361
Less: Accumulated Amortization	(65,846)	(58,124)

Intangible Assets, Net	$204,761	$207,237

Amortization expense amounted to $7,722 and $ 6,407 for the six months ended June 30, 2022 and 2021, respectively. Amortization expense for each of the next five years will be approximately $15,600. An impairment loss in the amount of $8,434 was recognized during the six months ended June 30, 2021 for unamortized costs associated with the abandonment of a patent project.

Note 5	Debt

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Borrowings under this loan bear interest at 3.75% per annum. The loan is secured by a security interest on all of the Company’s assets. Under this loan, the Company is required to make monthly principal and interest payments of $732 commencing March 2023 and are applied first to any interest accruing during the repayment deferral period. All remaining principal and accrued interest is due and payable September 2050. The loan may be repaid at any time without penalty.

On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. As a result of this modification, the monthly principal and interest payment was increased to $2,534. All other terms remain unchanged. Accrued interest on this loan amounted to $21,920 at June 30, 2022 and $12,622 at December 31, 2021.

Estimated maturities on the above obligation are as follows:

December 31,	2022	$–
	2023	–
	2024	1,884
	2025	11,933
	2026	12,388
	Thereafter	473,795

		$500,000

In response to the potential financial effects resulting from the coronavirus outbreak, the Company applied for a loan through the Paycheck Protection Program (PPP) under the CARES Act.

In January 2021, the Company applied for and received a Second Draw PPP loan in the amount of $172,600. The loan bears interest at a rate of 1% annually. The Company applied for forgiveness of the entire principal amount, plus accrued interest, with the SBA and the SBA granted forgiveness of the loan and all accrued interest in December 2021.

19

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 5	Debt - Continued

In August 2021, the Company issued $750,000 of convertible notes. Initially, the notes were due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum. At any time prior to payment in full of the outstanding principal balance and accrued interest, the holder may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share. In connection with this issuance, the Company issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance. When warrants are issued in connection with debt, GAAP requires the proceeds from the debt issuance to be allocated between the debt and the warrants based on their relative fair values. The Company estimated the fair value of the convertible notes based on a comparison to the interest rate for similar notes issued without warrants. The fair value of the warrants was estimated on the grant date using the Black-Scholes valuation model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	1.29%
Exercise price	$0.50

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the term of the warrant.

This resulted in $4,765 being allocated to the warrants, which was recorded as debt discount and will be amortized over the term of the convertible notes. Amortization of debt discount amounted to $2,382 for the six months ended June 30, 2022 and is included in interest expense on the Statements of Operations. Accrued interest on these notes amounted to $63,788 at June 30, 2022 and $26,596 at December 31, 2021.

In August 2022, the convertible notes were extended or converted interest into shares of non-voting common stock. (See Note 13).

Note 6	Income Taxes

The Company has temporary differences between book and tax related to depreciation, stock based compensation, patents and deferred revenues. Additionally, as of December 31, 2021, the Company had federal and state net operating loss carryforwards of approximately $11.6 million to offset future taxable income, which expire beginning in 2031.

The Company has performed the required assessment of positive and negative evidence regarding the realization of deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred income tax assets and liabilities and estimates of projected future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company’s historical net losses, management did not believe that it was more likely than not that the Company would realize the benefits of these deferred tax assets and accordingly, a full valuation allowance was recorded against the deferred tax assets.

20

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 6	Income Taxes - Continued

The Company files a U.S. federal income tax return for which the statute of limitations remains open for the 2018 tax year and beyond. U.S. state jurisdictions have statutes of limitations ranging from 3 to 6 years.

Note 7	Stock Option Plan

The Company has an equity award plan (the Plan), which allows for the grant of equity-based compensation awards to management, key employees and non-employee directors. Under the Plan, the Company is authorized to grant up to 7,030,000 equity awards. The Company has issued stock options under the Plan which contain certain vesting requirements based on service or the achievement of certain performance goals.

In July 2021, performance-based stock options to acquire 1,200,000 shares of common stock at a per share exercise price of $0.5045 were granted to two members of management. These options vest based on the achievement of certain financing goals. The fair value of these options on the date of grant was estimated at approximately $19,800 using the Black-Scholes option pricing model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	0.53%
Expected life of options	4 years

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the expected life of the option.

There were no equity awards during the six months ended June 30, 2022 and 2021. There were 2,670,000 stock options outstanding as of June 30, 2022 and December 31, 2021 with a weighted-average exercise price per share of $0.70. Stock options exercisable as of June 30, 2022 and December 31, 2021 were 1,670,000 with a weighted-average exercise per share of $0.81.

Note 8	Equity

On July 20, 2021, the Company effected a 10,000 to 1 stock split of its common stock and preferred stock. On the effective date of the stock split, (i) each share of common and preferred stock was increased to 10,000 shares; (ii) the number of shares of common stock into which each outstanding warrant or stock option to purchase common stock is exercisable were proportionately increased on a 10,000 to 1 basis; and (iii) the exercise price of each outstanding warrant or option to purchase common stock were proportionately decreased on a 1 to 10,000 basis. All share numbers, share prices, and exercises prices presented as of and for the year ended December 31, 2020 have been adjusted, on a retroactive basis, to reflect this stock split.

On July 20, 2021, the Company approved the following matters: (a) the number of authorized shares of common stock was increased to 110,000,000; (b) the number of authorized shares of preferred stock was increased to 20,000,000; (c) a new class of non-voting common stock was approved with authorized shares equal to 110,000,000. The non-voting common stock will automatically convert into shares of common stock, on a one-to-one basis, upon the earliest of (i) the closing of a public stock offering of common stock, (ii) the closing of a merger, reverse merger or consolidation between the Company and another entity in which the surviving entity’s common stock is registered under the Securities Act of 1933, or (iii) agreement of the holders of a majority of the issued and outstanding common stock and Series A Convertible Participating Preferred Stock (Series A Stock).

21

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 8	Equity - Continued

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021 and proceeds from this offering were $24,142 during the six months ended June 30, 2022 and $21,233 during the year ending December 31, 2021. The Company filed a post-qualification amendment to the offering statement on September 12, 2022 to extend the offering for another year.

Preferred Stock

The Company entered into a stock purchase agreement dated December 2, 2015, whereby the Company issued 3,766,588.2 shares of Series A Stock, par value $0.000001 per share, for a purchase price of $3,000,000 or $0.796477 per share.

The stock purchase agreement provided that the shareholder shall have the right to require the Company to repurchase all or a portion of its Series A shares at any time on or after the fifth anniversary of the issuance of the shares. This put option originally terminated no later than 10 years after issuance. In May 2021, the stock purchase agreement was amended to (i) change the put option right to any time on or after the seventh anniversary of the issuance of the shares, unless the Company does not complete a funding raise of at least $15 million on or before June 30, 2022 and (ii) extend the termination of the put option to no later than 12 years after issuance. As of June 30, 2022, the Company did not raise the $15 million and the put option timeframe reverted back to any time after the fifth anniversary of the issuance of the shares.

The holders of the Series A Stock are entitled to receive dividends, if and when declared payable. No dividends shall be paid or declared on shares of common stock or any other shares of preferred stock having preferential rights to dividends ranking junior to the rights of the Series A Stock until the holders of shares of Series A Stock have been paid a cumulative per share amount in dividends equal to the original per share purchase price.

In connection with the May 2021 amendment, the Company agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, (iii) the conversion of all Series A shares to shares of common stock. As of June 30, 2022, there are no amounts due under this arrangement.

In the case of liquidation, before any payment is made to the holders of shares of common stock, the holders of shares of the Series A Stock shall be entitled to receive the original per share purchase price less cumulative paid dividends. Any residual assets will be shared ratably between the holders of the Series A Stock, common stockholders and any other series of preferred stock.

The holders of the Series A Stock shall have the right to convert the shares into common stock at a rate of one-to-one.

Holders of the Series A Stock shall be entitled to a Board seat and shall have the right to vote on all matters submitted to a vote of shareholders and shall be entitled to that number of votes equal to the number of shares of common stock into which such holder’s shares of Series A Stock could be converted.

The Series A preferred stock shares are accounted for outside of permanent equity due to the terms of the repurchase provision of the preferred stock.

22

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 8	Equity - Continued

The following table summarizes the shares of stock issued as of June 30, 2022 and December 31, 2021:

		Non-Voting
	Common Stock	Common Stock	Preferred Stock

Shares at December 31, 2021	30,073,029	5,898	3,766,588

Issued		6,706

Shares at June 30, 2022	30,073,029	12,604	3,766,588

Note 9	Related Party Transactions

During 2020, a former shareholder and customer of the Company liquidated its business under Chapter 7 of the U.S. Bankruptcy Code. In connection with this liquidation, the Company repurchased 2,720,087 shares of the Company’s common stock held by the former shareholder for a purchase price of $10,000, which was agreed to by the bankruptcy trustee. The stock is held in treasury, with shares presented on the balance sheet and statements of changes in stockholders’ equity (deficit) on a post-split basis and is reported at cost on the balance sheet. In addition, the Company agreed to take possession of catalyst owned by the former shareholder and customer and assist with identifying buyers for that catalyst. Upon sale of this catalyst, the Company will share any proceeds remaining, after payments to suppliers, equally with the bankruptcy trustee.

In August 2022, the Company entered into agreements to sell this catalyst. (See Note 13).

During the six months ending June 30, 2021, the Company paid approximately $56,000 to the preferred stockholder for certain engineering services.

Note 10	Warrants

The Company issued stock purchase warrants in connection with the issuance of the convertible notes during 2021. The warrants entitle the holders to purchase 1,500,000 shares of non-voting common stock at an exercise price per share of $0.50. As of June 30, 2022 and December 31, 2021, all warrants remain outstanding. The warrants expire in 2031 (See Note 5).

The Company issued stock purchase warrants to certain shareholders in connection with the sale of common and preferred stock. The warrants entitle the holder to purchase shares of common stock at a price per share specified in the warrant agreement. As of June 30, 2022 and December 31, 2021, warrants to purchase 1,240,000 shares of common stock were outstanding with a weighted-average exercise price per share of $1.30. The warrants expire in 2024.

23

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

Note 11	Operating Leases

The Company leases its Tulsa, Oklahoma facility, which requires monthly rent payments through July 31, 2023. In addition, the Company has other month-to-month leases for storage facilities.

Future maturities of our lease liability as of June 30, 2022 are as follows:

June 30,	Current	$65,316
	Thereafter	5,443
Total undiscounted lease obligation		70,759

Less: imputed interest		(243)
Net lease obligations		$70,516

Note 12	Commitments and Contingencies-Legal Items

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note 13	Subsequent Events

In August 2022, $650,000 of the convertible notes were extended and now are due and payable in full on the second anniversary of the execution date and bear interest at 10% per annum. In addition, $100,000 of the convertible notes elected to convert principal and interest into 220,000 shares of non-voting common stock shares.

The extended notes continue to allow at any time prior to payment in full of the outstanding principal balance and accrued interest and the holder may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share.

Also in August 2022, the Company entered into agreements with a buyer, and the bankruptcy trustee for the sale of EFT proprietary catalyst owned by a former shareholder and customer. The catalyst sales price is $4.2 million and after payments to suppliers of $850,000, the Company will share the remaining proceeds equally with the bankruptcy trustee when the catalyst is delivered.

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 26, 2022, the date that the financial statements were available to be issued.

24

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended*
2.2	Bylaws*
3.1	Sixth Amended and Restated Shareholders Agreement**
3.2	Stock Purchase Agreement dated December 2, 2015, as amended**
3.3	Amendment No. 1 to Sixth Amended and Restated Shareholders Agreement, dated as of October 28, 2021***
4.1	Form of Subscription Agreement*
6.1	Broker Agreement with Dalmore Group, LLC**
6.2	Employment Agreement of Kenneth Agee**
6.3	Employment Agreement of Mark Agee**
6.4	Employment Agreement of Edwin Holcomb**
6.5	2013 Equity Award Plan, as amended**
6.6	Amendment to Broker-Dealer Agreement, dated January 4, 2022****
8	Form of Escrow Agreement*

__________________

*	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on September 10, 2021.
**	Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 2, 2021.
***	Incorporated by reference to the Company’s Current Report on Form 1-U dated October 28, 2021.
****	Incorporated by reference to the Company’s Current Report on Form 1-U dated January 4, 2022.

25

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on September 26, 2022.

EMERGING FUELS TECHNOLOGY, INC.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President
Date: September 26, 2022

/s/ Edwin L. Holcomb Jr.
By Edwin L. Holcomb Jr., Chief Accounting Officer and principal financial officer
Date: September 26, 2022

26